

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Laila Cecilie Halvorsen
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM11
Bermuda

      Re: DHT Holdings, Inc.
         Form 20-F for the Year Ended December 31, 2018
         Filed March 28, 2019
         File No. 001-32640

Dear Ms. Halvorsen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Transportation and Leisure